3500 Deer Creek Road, Palo Alto CA 94304
P 650 681 5100 F 650 681 5101

April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kevin Stertzel

Re:

Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 8, 2021

File No. 001-34756

Dear Mr. Stertzel:

On behalf of Tesla, Inc. (“Tesla” “us,” “we” or “our”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 15, 2021, relating to the above-referenced filing. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Financial Statements

Consolidated Statements of Operations, page 55

1. We note the sale of regulatory credits has increased substantially in 2020 and now exceeds your revenues from other activities such as automotive leasing. As regulatory credit sales represent sales of an intangible asset, it appears you should either present the revenues separately as their own source of revenue or present them in your “Services and other” category to avoid investor confusion. We further note your inclusion of the sales of regulatory credits in Automotive Sales is favorably impacting your gross profit metrics, which could lead to further investor confusion regarding the nature and quality of your automotive sales margins. This comment also applies to your tabular presentation within your Results of Operations discussion on page 40 of MD&A. Please refer to Rule 5-03(1) of Regulation S-X for guidance.

We respectfully advise the Staff that we evaluate our revenues for separate presentation on the face of our consolidated statements of operations in accordance with Rule 5-03 of Regulation S-X, Statements of comprehensive income, which states in paragraph (b):

“If income is derived from more than one of the subcaptions described under §210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under §210.5-03.2 shall be combined in the same manner.”

Following such evaluation, we have chosen to combine regulatory credit sales in the “Automotive sales” financial statement line item because:

•	The regulatory credit sales included in the automotive sales revenue line item relate solely to, and are the direct outcome of, the production and sale of our new vehicles;

•

Such regulatory credit revenues represented approximately 6% of our automotive sales revenues and approximately 5% of our total revenues for the year ended December 31, 2020, and therefore did not exceed the 10% threshold specified above; and

3500 Deer Creek Road, Palo Alto CA 94304 P 650 681 5100 F 650 681 5101

•	We expect that regulatory credit sales will continue to constitute less than 10% of our revenues, and that they may in fact decrease, in the long term.

While we acknowledge that sales of automotive regulatory credits represent sales of intangible assets, we respectfully submit that it does not appear that Rule 5-03 of Regulation S-X prohibits combination with another class on that basis alone. When considered with the factors above, we do not believe it would be more appropriate to present these sales as a standalone revenue category, because they are generated if and only to the extent we produce and deliver new vehicles and we therefore do not manage them as an independent line of business. We have also determined that the combination of automotive regulatory credits with our “Services and other” revenue category would be inconsistent with the nature of the credits, as that category does not include any items directly related to new vehicle production or deliveries and is instead defined as:

“Services and other revenue consists of non-warranty after-sales vehicle services, sales of used vehicles, retail merchandise, sales by our acquired subsidiaries to third party customers, and vehicle insurance revenue” (page 64).

In addition, we respectfully advise the Staff that we have been consistently transparent about this source of revenue as distinguished from new vehicle sales generally as well as its impact on profitability, which avoids any confusion by investors as to the trends and changes in our revenues and the resulting gross margins. In particular:

•

We present the sources of revenues in Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements in a section entitled “Revenue by source,” which specifically lists “Automotive regulatory credits” as a separate item (page 61).

•

In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” the composition of the “Automotive sales” line item is clearly disclosed in the paragraph directly under the “Revenues” table:

“Automotive sales revenue includes revenues related to cash deliveries of new Model S, Model X, Model 3 and Model Y vehicles, including access to our Supercharger network, internet connectivity, FSD features and over-the-air software updates, as well as sales of regulatory credits to other automotive manufacturers. Cash deliveries are vehicles that are not subject to lease accounting. Our revenue from regulatory credits fluctuates depending on when a contract is executed with a buyer and when the credits are delivered” (page 40).

•

We also include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” any significant trends in revenues and profitability (relevant language shown in boldface below):

“There was also an increase of $986 million from additional sales of regulatory credits to $1.58 billion in the year ended December 31, 2020” (page 41); and

“Gross margin for total automotive increased from 21% to 26% in the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to an improvement of Model 3 gross margin primarily from lower material, manufacturing, freight and duty costs from localized procurement and manufacturing in China, partially offset by a decrease in the average selling price of Model 3 due to a higher proportion of Model 3 Standard Range variants in our sales mix compared to the prior year. Additionally, there was an increase of $986 million in sales of regulatory credits and a positive impact from Model Y deliveries in 2020 as Model Y gross margin was higher than our prior year total automotive gross margin” (page 43).

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 602-3359.

3500 Deer Creek Road, Palo Alto CA 94304 P 650 681 5100 F 650 681 5101

Sincerely,
/s/ M. Yun Huh
M. Yun Huh
Deputy General Counsel

cc:	Zachary J. Kirkhorn, Chief Financial Officer

Vaibhav Taneja, Chief Accounting Officer